Exhibit 21.1

Subsidiaries of

SMX (Security Matters) Public Limited Company

Jurisdiction of Incorporation
Securities Matters Ltd.	Israel
Securities Matters SAS	France
Securities Matters Canada Ltd.	Canada
SMX Beverages PTY LTD	Australia
Yaholama Technologies INC.	Canada
True Gold Consortium PTY Ltd.	Australia
SMX Circular Economy Platform PTE LTD	Singapore
SMX (Securities Matters) Ireland Limited	Ireland